UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Akari Therapeutics Plc

(formerly Celsus Therapeutics Plc)

(Name of Issuer)

Ordinary Shares, £0.01 par value

(Title of Class of Securities)

00972G108

(CUSIP Number)

Joel Rubinstein, Esquire

McDermott Will & Emery LLP

340 Madison Avenue

New York, NY 10173-1922

1-212-547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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CUSIP No. 00972G108	Page 2 of 11 Pages

September 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. RPC Pharma Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malta
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 722,345,600
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 722,345,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,345,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.0%
14.	Type of Reporting Person (See Instructions) CO

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1.	Names of Reporting Persons. Ray Prudo, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 722,345,600
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 722,345,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,345,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.0%
14.	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Stuart Ungar, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0[1]
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0[1]
14.	Type of Reporting Person (See Instructions) IN

1. Voting and investment of the Ordinary Shares held by RPC is controlled by Dr. Prudo.

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Item 1.	Security and Issuer

This statement on Schedule 13D relates to the ordinary shares, par value £0.01 (“Ordinary Shares”) of Akari Therapeutics Plc, a public limited company formed under the laws of England and Wales (the “Issuer”). The address of the Issuer’s principal executive offices is 24 West 40th Street 8th Floor, New York, NY 10018.

Item 2.	Identity and Background

This statement is filed on behalf of RPC Pharma Limited, a Maltese corporation (“RPC”), Ray Prudo, M.D., a citizen of Canada (“Dr. Prudo”) and Stuart Ungar, M.D., a citizen of the United Kingdom (“Dr. Ungar” and together with RPC and Dr. Prudo, the “Reporting Persons”). The management of RPC is set forth in Schedule A.

The principal business of the RPC is holding the Ordinary Shares of the Issuer issued to RPC in the Acquisition (defined below). Dr. Prudo is a physician and an active investor and developer of healthcare companies, including Volution, which he founded and for which he served as Chairman and CEO until its sale to the Issuer. He is a director of RPC. Following the Acquisition, he was elected to serve as Executive Chairman of the Issuer. Dr. Ungar is also a physician and an active investor and developer of healthcare companies. He is a director of RPC. Following the Acquisition, he was elected to serve as a Director of the Issuer.

The principal business office of the Reporting Persons is c/o Landmark Fiduciare (Suisse) SA, 6 Place des Eaux-Vives, P.O. Box 3461, Geneva, V8 1211, Switzerland.

During the last five years, none of the Reporting Persons, nor any of the individuals listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), although nothing contained herein shall be deemed an admission by the Reporting Persons that a group exists.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant the terms of the Share Exchange Agreement, dated as of July 10, 2015 (the “Exchange Agreement”) by and between the Issuer and RPC, on September 18, 2015, RPC exchanged all of the capital stock of Volution for 722,345,600 Ordinary Shares (the “Acquisition”).

Item 4.	Purpose of Transaction

The purpose of the transaction was to combine the Issuer and Volution Immuno Pharmaceuticals SA a private, Swiss-based, clinical stage biotechnology company founded by Dr. Prudo (“Volution”). On July 10, 2015, the Issuer entered into the Exchange Agreement with RPC, the sole shareholder of Volution.

Under the terms and subject to the satisfaction of the conditions described in the Exchange Agreement, the Issuer acquired the entire issued share capital of Volution, with Volution becoming a wholly-owned subsidiary of the Issuer on September 18, 2015. Following the Acquisition, the name of the combined company was changed from Celsus Therapuetics Plc to Akari Therapeutics Plc. And Dr. Prudo and Ungar became Directors of the Issuer.

The Reporting Persons will continue to review their interest in the Issuer. The factors that the Reporting Persons may consider in evaluating their interest in the Issuer include the following: (i) the Issuer’s businesses and prospects; (ii) the interests of other parties in the Issuer; (iii)  general economic conditions and stock market conditions; and (iv) other plans and requirements of the Reporting Persons. Depending on its evaluation of these factors, the Reporting Persons may from time to time seek to

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increase or decrease their investment in the Issuer; engage in discussions with third parties regarding the Issuer and its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization and their interests therein and any plans and proposals they may have with respect thereto; engage in discussions with management of the Issuer concerning its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization; and either individually or together with others make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) The 722,345,600 Ordinary Shares reported on the cover pages of this Schedule 13D are held by RPC. Dr. Prudo and Dr. Ungar are majority holders of RPC. Voting and investment decisions with respect to such shares are controlled by Dr. Prudo. The percentage of beneficial ownership reported on the Reporting Persons’ cover pages to this Schedule 13D, is based on 1,177,693,383 Ordinary Shares outstanding as of September 21, 2015, as reported in the Issuer’s report on Form 8-K, filed with the SEC on September 21, 2015.

(c) On September 21, 2015, as compensation for his service as a director of the Issuer, Dr. Ungar was granted a ten-year option to purchase 211,278 Ordinary Shares for an exercise price of $0.3221 per share beginning on the first anniversary of the grant date. None of the Reporting Persons has effected any other transactions in shares of the Common Stock during the 60 days prior to the filing of this Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Ordinary Shares held by RPC were issued to RPC under the Exchange Agreement described in Items 3 and 4 above.

Lock-Up Agreement

As a condition to the closing of the Acquisition, RPC agreed to enter into a lock-up agreement, pursuant to which RPC will agree not to sell or transfer, or engage in swap or similar transactions with respect to, the Issuer’s Ordinary Shares, including, as applicable, shares received in the Acquisition and issuable upon exercise of certain warrants and options from the completion of the Acquisition until 180 days from the completion of the Acquisition.

Relationship Agreement

As a condition to the closing of the Acquisition, the Issuer and RPC entered into a Relationship Agreement, which provides, subject to closing of the Acquisition, the right for RPC to appoint the following number of directors to the Issuer’s board of Directors in relation to the percentage of the Issuer’s Ordinary Shares held in aggregate by RPC from time to time: (i) two class A directors if RPC holds 25% or more of the Issuer’s Ordinary Shares; (ii) one class A director if RPC holds 10% or more but less than 25% of the Issuer’s Ordinary Shares; and (iii) no Directors if RPC holds less than 10% of the Issuer’s Ordinary Shares.

Additionally, where such right to appoint a director falls away, RPC is obliged to procure the resignation of the relevant director as soon as practicably possible thereafter at no cost to the Issuer. Unless otherwise agreed by the Issuer’s board of directors, the directors appointed by RPC shall be class A directors.

The summary of the Exchange Agreement set forth in Items 3 and 4 is incorporated here by reference. Each of the foregoing summaries of the Exchange Agreement, the Lock-Up Agreement and the Relationship Agreement is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Exchange Agreement, as amended, which is set forth in Exhibit 1, and incorporated into this Item 6 by reference, by the Lock-Up Agreement, which is set forth in Exhibit 2, and

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incorporated into this Item 6 by reference and by the Relationship Agreement, which is set forth in Exhibit 3, and incorporated into this Item 6 by reference.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Share Exchange Agreement, dated as of July 10, 2015, by and between the Celsus Therapeutics Plc and RPC Pharma Limited (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on July 13, 2015).

Exhibit 2	Form of Lockup Agreement between Celsus Therapeutics Plc and RPC Pharma Limited (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on July 13, 2015).

Exhibit 3	Relationship Agreement, dated July 10, 2015, between Celsus Therapeutics Plc and RPC Pharma Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 13, 2015).

Exhibit 4	Power of Attorney dated September 15, 2015 in the case of Drs Prudo and Ungar and September 16, 2015 in the case of RPC (incorporated by reference to the exhibit to the Form 3 filed by each of the Reporting Persons on September 23, 2015).

Exhibit 5	Joint Filing Agreement dated as of September 29, 2015

[signature pages follow]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 28, 2015

RPC PHARMA LIMITED

/s/ Elliott Smith
By: Elliott Smith, Attorney-in-Fact RAY PRUDO, M.D. /s/ Elliott Smith, Attorney-in-Fact STUART UNGAR, M.D. /s/ Elliott Smith, Attorney-in-Fact

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Schedule A

Management of RPC

The business office of all of the named persons is the same as RPC.

Name and Citizenship	Role and Principal Occupation
Ray Prudo, a citizen of Canada	Director; See Item 2
Stuart Ungar, citizen of the United Kingdom	Director, See Item 2
Nigel Carter, citizen of the United Kingdom	Director; day to day management of RPC
Christopher Phillips, citizen of the United Kingdom and Switzerland	Director and Secretary; economist and attorney

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EXHIBIT 6

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (the “Schedule 13D”) with respect to the common stock of Akari Therapeutics Plc is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

DATE:	September 29, 2015

RPC PHARMA LIMITED

/s/ Elliott Smith
By: Elliott Smith, Attorney-in-Fact RAY PRUDO, M.D. /s/ Elliott Smith, Attorney-in-Fact STUART UNGAR, M.D. /s/ Elliott Smith, Attorney-in-Fact